Exhibit 3.6.2
CERTIFICATE OF AMENDMENT OF CERTIFICATE
OF INCORPORATION BEFORE PAYMENT OF
ANY PART OF THE CAPITAL
OF
TALECRIS PLASMA SERVICES, INC.
     It is hereby certified that:
     1. The name of the corporation (hereinafter called the “corporation”)is: TALECRIS PLASMA SERVICES, INC.
     2. The corporation has not received any payment for any of its stock.
     3. The certificate of incorporation of the corporation is hereby amended by striking out Article FIRST thereof and by substituting in lieu of said Article FIRST the following new Article FIRST:
          “FIRST. The name of the corporation is TALECRIS PLASMA RESOURCES, INC.”
     4. The amendment of the certificate of incorporation of the corporation herein certified was duly adopted, pursuant to the provisions of Section 241 of the General Corporation Law of the State of Delaware, by the unanimous written consent of the directors named in the original certificate of incorporation.
Signed on September 11, 2006

Alberto R. Martinez, M.D.
Director